SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 000-17051

TUSCARORA INCORPORATED

(Exact name of registrant as specified in its charter)

800 Fifth Avenue
New Brighton, PA 15066
(724) 843-8200

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common Stock, Without Par Value
Preferred Share Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii) Rule 12h-3(b)(1)(i)	[X] [ ] [ ] [ ] [X]	Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	[ ] [ ] [ ] [ ]

      Approximate number of holders of record as of the certification or notice date: One

      Pursuant to the requirements of the Securities Exchange Act of 1934, Tuscarora Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 9, 2001	By: /s/ Brian C. Mullins

Brian C. Mullins Senior Vice President, Chief Financial Officer and Treasurer